Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,
Earnings	2017	2016	2015	2014	2013
Net income (loss) (1)	$(4,295)	$19,231	$(137,001)	$9,582	$(28,569)
Fixed charges (2)	8,341	5,093	4,207	2,565	7,258

Earnings (loss)	4,046	24,324	(132,794)	12,147	(21,311)

Ratio of earnings to fixed charges (3)	—	4.8x	—	6.3x	—

(1)	Net income (loss) is the equivalent of income from continuing operations plus income (loss) from discontinued operations, minus income from equity affiliates that exceeded dividends from affiliates.
(2)	Fixed charges equal the sum of the following: interest expensed and capitalized; amortized premiums, discounts, and capitalized expenses related to indebtedness; and a reasonable approximation of the interest within rent expense.
(3)	Earnings were inadequate to cover fixed charges in certain periods. The coverage deficiency totaled approximately $5.5 million, $137.0 million and $28.6 million for the fiscal years ended December 31, 2017, 2015 and 2013, respectively.